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                                                                    EXHIBIT 4.5


                                 CONFIDENTIAL

February 4, 2000



[Director]

GlobalSCAPE, Inc.

     Re:  GlobalSCAPE, Inc. 1998 Stock Option Plan

Dear Director:

On January 1, 1998 you and GlobalSCAPE, Inc. ("GlobalSCAPE") signed a letter under which GlobalSCAPE granted you an option to purchase 16,190 shares of GlobalSCAPE common stock for $0.10 (ten cents) per share with the option vesting on January 1, 1999; on April 30, 1999 you and GlobalSCAPE signed a letter under which GlobalSCAPE granted you an option to purchase 1000 shares of GlobalSCAPE common stock for $0.10 (ten cents) per share with the Option vesting on January 1, 1999; and on July 1, 1999, you and GlobalSCAPE signed a letter under which GlobalSCAPE granted you an option to purchase 1000 shares of GlobalSCAPE common stock for $0.10 (ten cents) per share with the option vesting on May 13, 1999 (the January 1, 1998 grant, April 30, 1999 grant and July 1, 1999 grant referred to collectively as the "Option").

As you know, GlobalSCAPE would like to offer shares of its common stock to the public to raise money to finance its future growth. If completed, this transaction will benefit you since it will create a market for your GlobalSCAPE shares when you exercise your Option.

We have to plan and budget carefully in order to complete all the steps necessary to close the offering, and the steps we take depend on whether there are any shareholders of GlobalSCAPE other than ATSI. If you were to exercise any part of your Option during time leading up to the offering it would be difficult for us to revise our plans and still close the offering within the time frame that we believe is desirable. Therefore, to facilitate this offering, GlobalSCAPE would like you to agree that you will not exercise your Option until the offering is complete. We cannot guaranty [sic] that the offering will be complete by a certain date, but we anticipate that it will be complete by August 31, 2000.

If you agree not to exercise your option as described in this letter, please sign below where indicated and return a signed copy of this letter to me. If we have not completed the offering by August 31, 2000, or if we decide not to proceed with the offering prior to that time, then you will be free to exercise your option. Also, if your employment is terminated four months or more prior to the completion of the offering, and you and the Board of Directors of GlobalSCAPE have not agreed to extend the time that you have to exercise your Option, then you will be free to exercise your Option on the last day of the four month period following the termination of your employment.

                                  Sincerely,
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                                  H. Douglas Saathoff
                                  Secretary

AGREED:




________________________
[Director]

Date:____________